Exhibit 99.1

FOR IMMEDIATE RELEASE

Tuesday, March 20th, 2007

CELESTICA FILES FORM 20-F

TORONTO, Ontario — Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced that its annual report on form 20-F for the year ended December 31, 2006 has been filed with the United States Securities and Exchange Commission.

The annual report on form 20-F can be accessed on the company’s website at www.celestica.com. The form 20-F can also be viewed at http://www.sedar.com and the Edgar Filing on http://www.sec.gov.com.

The company’s shareholders are entitled to receive copies of the Form 20-F free of charge. Shareholders can request the document on the Investor Relations page of Celestica’s website at www.celestica.com. Shareholders who have already requested copies of Form-20F will receive these documents in the mail.

About Celestica

Celestica is dedicated to providing innovative electronics manufacturing services that accelerate our customers’ success. Through our efficient global manufacturing and supply chain network in Asia, Europe and the Americas, we deliver competitive advantage to companies in the computing, communications, consumer, industrial, and aerospace and defense sectors. Our 42,000 employees share a proud history of proven expertise and creativity that provides our customers with the flexibility to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com.

The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Celestica Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. Such statements are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “believes”, “intends”, or future or conditional verbs such as “may”, “will”, “should” and “would”. These risks and uncertainties include, but are not limited to: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; and delays in the delivery and/or general availability of various components used in the manufacturing process. These and other risks and uncertainties and factors are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In the Company’s best judgement, the events noted in this press release on a stand-alone basis are not expected to be material to Celestica’s overall financial results.

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Investor Relations Contact	Media Contact
Donna Singh	Kristy Bailey
clsir@celestica.com	media@celestica.com
416-448-2211	416-448-2200